AMENDMENT NO. 3
TO
SECOND AMENDED AND RESTATED MASTER ADMINISTRATIVE SERVICES AGREEMENT
     This Amendment dated July 1, 2012, amends the Second Amended and Restated Master Administrative Services Agreement (the “Agreement”), dated July 1, 2006, by and between Invesco Advisers, Inc., a Delaware corporation, and Short-Term Investments Trust, a Delaware statutory trust is hereby amended as follows:
W I T N E S S E T H:
     WHEREAS, the parties agree to amend the Agreement to decrease the per class charge from $10,000 to $5,000;
     NOW, THEREFORE, the parties agree as follows;
     1. Appendix A of the Agreement is hereby deleted in its entirety and replaced with the following:
“APPENDIX A
FEE SCHEDULE TO
SECOND AMENDED AND RESTATED MASTER ADMINISTRATIVE SERVICES AGREEMENT
OF
SHORT-TERM INVESTMENTS TRUST

Portfolios	Effective Date of Agreement
Government & Agency Portfolio	July 1, 2006
Government Tax Advantage Portfolio	July 1, 2006
Liquid Assets Portfolio	July 1, 2006
STIC Prime Portfolio	July 1, 2006
Tax-Free Cash Reserve Portfolio	April 30, 2008
Treasury Portfolio	July 1, 2006
     The Administrator may receive from each Portfolio reimbursement for costs or reasonable compensation for such services as follows:

Rate*	Net Assets
0.023%	First $1.5 billion
0.013%	Next $1.5 billion
0.003%	Over $3 billion

*	Annual minimum fee is $50,000. An additional $5,000 per class of shares is charged for each class other than the initial class. The $5,000 class fee is waived for any of the above Portfolios with insufficient assets to result in the payment of more than the minimum fee of $50,000.”
     All other terms and provisions of the Agreement not amended herein shall remain in full force and effect.

INVESCO ADVISERS, INC.

Attest:	/s/ Peter A. Davidson	By:	/s/ John M. Zerr

	Assistant Secretary		John M. Zerr Senior Vice President

(SEAL)			SHORT-TERM INVESTMENTS TRUST

Attest:	/s/ Peter A. Davidson	By:	/s/ John M. Zerr

	Assistant Secretary		John M. Zerr Senior Vice President

(SEAL)